U.S. SECURITIES AND EXCHANGE COMMISSION
FORM C COVER PAGE

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer:
JumpBall Apparel LLC

Legal status of issuer:
    Form: Limited Liability Company
    Jurisdiction of Incorporation/Organization: California
    Date of organization: October 28, 2020

Physical address of issuer:
1807 University Ave, San Diego, CA 92103

Website of issuer:
https://jumpballapparel.com

Name of intermediary through which the offering will be conducted:
TycoonoInvest Portal LLC

CIK number of intermediary:
0001815196

SEC file number of intermediary:
007-00245

CRD number, if applicable, of intermediary:
310166

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is notavailable at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

No

Name of qualified third party "Escrow Agent" which the Offering will utilize

Prime Trust LLC

Type of security offered

LLC Membership Units

Target number of Securities to be offered

40,000 representing 20% of total 100% ownership units of LLC

Price (or method for determining price)

$2.68

Method for determining price:

Dividing maximum offering amount of $107,000 by 40,000 units, representing 20% of the 200,000 total membership units outstanding on a fully diluted basis.

Target offering amount

$10,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the issuer's discretion

Maximum offering amount (if different from target offering amount)

$107,000.00

Deadline to reach the target offering amount

January 1, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the targetoffering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

2P

	Period-ended March 31, 2021	Prior fiscal year-end
Total Assets	$10,000.00	N/A
Cash & Cash Equivalents	$10,000.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, California, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 21, 2021

FORM C

JUMPBALL APPAREL LLC



Up to $107,000 of LLC Membership Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by JumpBall Apparel LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Membership Units of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $107,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $200.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through TycoonoInvest.com (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$200.00	$10.00	$190.00
Aggregate Minimum Offering Amount	$10,000.00	$500.00	$9,500.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350.00	$101,650.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 5% of the amount raised in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://jumpballapparel.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 21, 2021.

The Company has certified that all of the following statements are TRUE for the Company inconnection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

DISCLAIMER OF PRESENTATIONS

The Company's officers may participate in presentations at various forums, and in the course of the presentations, may present certain business information to the persons in attendance (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C

This Form C is submitted consistent with the information and representations contained in the Company's "Test the Waters" offering https://tycooninvest.com/jumpball-apparel/ttw.

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY OF BUSINESS AND OFFERING

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

JumpBall Apparel LLC (the "Company") is a California Limited Liability Company, formed on October 28, 2020.

The Company is located at: 1807 University Ave, San Diego, CA 92103, and its website is: https://jumpballapparel.com.

The company was co-founded by Tadarral Essix and Ronald Liggins.

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JumpBall LLC offers a "New Breed" of athletic clothing throughout the United States and across the globe. The basketball clothing company has been giving players, and other lovers of the game, access to the best in apparel for over a year now, bringing a new style to the game.

The business model of the company is based on 4 components.
1. Being vendors at major basketball tournaments and selling directly to the consumer.
2. The company will generate revenue from our Ecommerce website platform using multimedia sites to generate through ad marketing campaigns
3. Solidify deals with store managers and company buyers to allow the purchase of the apparel in certain retail companies.
4. Networking with other basketball communities, negotiating licensing deals building the brand identity within the HBCU colleges and other universities. Also building a brand ambassador planforms through our Ecommerce and social media site's.

The company is currently pre-revenue, but is ready to launch is products within the next 30 days. Projections for the next year indicate gross revenues of $595,000 with a net income of $314,000. Manufacturing, financial arrangements and oversight are in place. The company seeks development partners to help promote and finance the growth of the company.

The Offering

Minimum number of LLC Membership Units being offered	3,732
Total number of LLC Membership Units outstanding after Offering **(If minimum amount reached)**	200,000
Maximum amount of LLC Membership Units being offered	40,000
Total number of LLC Membership Units outstanding after Offering **(If maximum amount reached)**	200,000
Purchase price per Security	$2.68
Minimum investment amount per investor	$200.00
Offering deadline	January 1, 2022
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	Non-voting units. See the description of the voting rights on page 30 hereof.

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RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, and therefore rely on external financing.
We are a startup company and our business model currently focuses on the sale of our products. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements throughapproximately 12 months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

1. The cost of expanding our operations;

2. The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

3. The rate of progress and cost of development activities;

4. The need to respond to technological changes and increased competition;

5. The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

6. The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

7. Sales and marketing efforts to bring these new product candidates to market;

8. Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

9. Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition,

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the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grantlicenses on terms that are not favorable to us. If adequate funds are not available, we may have todelay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized under the laws of California on October 28, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and finished goods for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials and finished goods for our products. which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural 13

disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material and/or finished good.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction

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processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt ouroperations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of its board of members, and its executive officers and key employees.

In particular, the Company is dependent on Tadarral Essix and Ronald Liggins who are CEO and Head of Field Operations of the Company, respectively. The loss of Tadarral Essix and Ronald Liggins or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Tadarral Essix and Ronald Liggins in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of Tadarral Essix and Ronald Liggins die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

If suppliers change their sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and resultsof operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information orthat third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from 16

using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain parts of our business we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcarereform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social,economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable towork, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The Company may be subject to various product liability claims, including, among others, that its products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation, and could have a material adverse effect on its business and operational results.

The Company's success and future will depend, to a significant degree, on the continued efforts of its members, officers and key employees, including certain technical individuals, andsales and marketing personnel, the retention of which cannot be guaranteed.

The loss of key personnel could materially adversely affect the Company's business. The loss of any such personnel could harm or delay the plans of the Company's business either while management time is directed to finding suitable replacements (who, in any event, may not be available), or, if not, covering such vacancy until suitable replacements can be found. In either case, this may have a material adverse effect on the future of the Company's business.

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Competition for such personnel can be intense, and the Company cannot provide assurance that it will be able to attract or retain highly qualified technical, sales, marketing and management personnel in the future.

The Company is exposed to the risk that any of its employees, independent contractors and consultants may engage in fraudulent or other illegal activity.

Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates, (i) government regulations, (ii) manufacturing standards, or (iii) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the business of the Company, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the operations of the Company, any of which could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company.

The success of the Company will depend, in part, on the ability of the Company to maintain and enhance trade secret protection over their existing and potential proprietary techniques and processes.

The Company may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions. Failure of the Company to adequately maintain and enhance protection over its proprietary techniques and processes could have a materially adverse impact on the business, financial condition and operating results of the Company.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Should any litigation in which the Company becomes involved be determined against it, such a decision could adversely affect the ability of the Company to continue operating and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant resources.

The business of the Company is subject to the impact of changes in national or North American economic conditions including, but not limited to, recessionary or inflationary trends, equity market conditions, consumer credit availability, interest rates, consumers' disposable income and spending levels, job security and unemployment, and overall consumer confidence.

These economic conditions may be further affected by political events throughout the world that cause disruptions in the financial markets, either directly or indirectly. Adverse economic and political developments could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company.

The Company believes its industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of its products and perceptions of regulatory compliance.
Consumer perception of the Company's products can be significantly influenced by regulatory investigations, litigation, media attention and other publicity. There can be no assurance that future regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the Company's market or any particular product, or consistent with earlier publicity. The Company's dependence upon consumer perceptions means that adverse regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of the Company's products in general could have such a material adverse effect.

Risks Associated with Numerous Laws and Regulations:
The production, labeling and distribution of the products that the Company proposes to distribute are regulated by various federal, provincial, state and local agencies. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Company's ability to sell its products in the future.

Constraints on Marketing Products:
The development of the Company's business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits the Company's ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company's sales and operating results could be adversely affected.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, 20

therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The
Securities will rank junior to all existing and future indebtedness and other non-equityclaims on the Company with respect to assets available to satisfy claims on the Company,including

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in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its membership units.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $10,000 of the proceeds of the offering committed and captured during the relevant period, as well as any amounts raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re- confirm

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their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyzethe risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

JumpBall Apparel LLC (the "Company") generates revenue through the sale of its products (as highlighted above) direct to consumer online, consumers at sporting and other events, and mass retail channels. The Company is currently pre-revenue, but has the operational capabilities fully in place to launch its products to market.

Business Plan

Our mission is to be the mass premiere provider of JumpBall athletic apparel in the United States. We will do this by selling exclusive clothing through a network of distributors. The brand will be known as a brand that builds lasting relationships with our customers and clients.

Consumers have become more health conscious due to the stress and lifestyle disorders Working individuals opt for fitness regimes such as swimming, going to the gym and running to remain healthy in their daily lives Presently, majority of the individuals making the sports apparel market incredibly lucrative with a high potential of growth However this has created the demand for fitness and sports apparel among an all age sports apparel market in which offers lucrative potential of growth the presence of fake and low priced products restrict the growth of the market Sports and fitness apparel by renowned brands have a high price fan groups, thereby, fostering the market growth Trendy & fashionable sports apparel is what JumpBall offers. The growing demand of trendy and fashionable sports apparel has led the companies to launch new products to cater to the customers demand Trendy fitness apparel by the segment of middle-aged individuals has increased in the past few years Such products help in increasing the popularity of a brand and improve its customer base.

In understanding the children's wear market, it is important to realize that the actual consumer of junior wear (which is typically not the purchaser) differs from the adult apparel consumer in a number of ways. The growth and development of junior results in the need for rapidly changing inventory of

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clothes. Since new clothes are continuously needed as the junior grows, the typical parent does not want to invest a lot of money in junior apparel, especially playwear. They may not buy the highest quality clothes even if they can "afford" them. Parents do, however, expect the clothes to hold up and perform well for the relatively short time that a teenager wears them. Regarding implications for apparel manufacturers and retailers, it appears that staining is a problem that it may be well to address. The economic feasibility and consumer acceptance of stain resistant finishes on teen-agers garments is an opportunity that deserves exploration. Additionally, updating the sizing standards currently in use, (and developed over 30 years age) needs to be given serious consideration. An increased ~as-is on separates and growth features may help alleviate some problems related to disproportionate fit and growing out of a garment too fast. Additionally, designs and variety for boy's wear may be an area of potential opportunity.

Our technology features the same fabrics found in the NBA uniforms, quick drying features and ClimaCool zones. The sleeved uniforms are made from 60 percent recycled materials and offer 360 degree stretch fabric to promote free range of motion for the arms and shoulders. These uniforms celebrate the excitement with our bright colors and styles letting players stand out on the court. Certain programs will wear the most innovative basketball uniforms and footwear to help them elevate their game. In addition to the uniforms, we are creating an app for our new proprietary designs. Our objective is to give players the best in apparel combining our exceptional ,distinctive style and impressive uniform engineering

- 100% dry fit polyester
- Soft, flexible fabric
- High performance 4way athletic stretch fit
- Bright, long lasting colors
- No image flaking, peeling, or cracking after repeated washing or perspiration
- UV protection up to 30+ SPF
- Complete custom sublimation printing (front and back of jacket)
- Available with (or without) fleece lining

JumpBall apparel will create awareness through our social media platforms, and through social media campaigns. Utilizing the advantages of press writers, journalist, and sports writers in the basketball apparel / fashion industry to publish / blog about the brand. JumpBall will use every social media platform that fits the branding strategy of the company. Teaming up with local ad agencies and collaborating with investment managers to scale the brand through business and basketball networks . We will take advantage of any and all venue opportunities made available.

Current Stage and Roadmap

The business model of the company is based on 4 components.
1. Being vendors at major basketball tournaments and selling directly to the consumer.
2. The company will generate revenue from our Ecommerce website platform using multimedia sites to generate through ad marketing campaigns
3. Solidify deals with store managers and company buyers to allow the purchase of the apparel in certain retail companies.
4. Networking with other basketball communities, negotiating licensing deals building the brand identity within the HBCU colleges and other universities. Also building a brand ambassador planforms through our Ecommerce and social media site's.

Meeting our customers' expectations and needs is our main goal. We want to leave them with a positive impression and exceptional results. Showing that have their best interest at heart. Here are few ways we will accomplish this.

1. We start by sending out periodical emails. This accomplishes two things --(a). Attaining the information we need.(b) Creating a personal connection with both our current and prospective customers.

2. Learning the needs, habits and desires ,allows us to market our product to B2B and B2C consumers. We also strive to embed an emotional tie to the brand itself with products and services that will have durability.

3. We are aware that our consumers are searching for the perfect combination. They desire new, unique, fresh, and creative apparel that is also made with the best material, structure, support, dry fit fabrics, UV protection with unique stylish.

4. JumpBall apparel understands that our customers expect products that support not only their functional needs but also their individual style and creative expression both on and off the court.

The company will create awareness through internet communication, social media, ecommerce and through the sponsorship of JumpBall World Championship tournaments. These tournaments will initially showcase the talents of players in 5 metropolitan areas:

- Orlando
- Seattle
- Houston
- Detroit
- San
- Diego

Other areas will be added in the year. The company will generate A.A.U and JumpBall leagues. We will take advantage of venue opportunities.

Other Material Information

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$500	5.00%	$5,350
Campaign marketing expenses or related reimbursement	5.00%	$500	10.00%	$10,700
Estimated Attorney Fees	0.00%	$0	0.00%	$0
Estimated Accountant/ Auditor Fees	0.00%	$0	20.00%	$21,400
General Marketing	5.00%	$500	0.00%	$0
Research and Development	0.00%	$0	10.00%	$10,700
Manufacturing	0.00%	$0	0.00%	$0
Future Wages	10.00%	$1,000	20.00%	$21,400
General Working Capital	75.00%	$7,500	35.00%	$37,450
Total	**100.00%**	**$10,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Subject to changing market conditions.

DIRECTORS, OFFICERS AND EMPLOYEES

MANAGING MEMBERS

Managing Member: Tadarral Essix is the Founder and CEO of JumpBall Apparel, and the sole member of the LLC.

Positions and Offices currently held with the issuer:
- Position: CEO
- Dates of Service: October 28, 2020-Present
- Responsibilities: Danny's key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:
- Employer: Lazy Dog
- Title: Chef (20 years experience)
- Dates of Service: 5/20-3/21
- Responsibilities: Prep and cook all foods for service, and supervise kitchen staff

EMPLOYEES

Head of Field Operations: Ronald Liggins is Co-Founder and oversees field operations for the LLC.

Positions and Offices currently held with the issuer:
- Position: Head of Field Operations, Tournament Supervision, Community Outreach Programs
- Dates of Service: October 28, 2020-Present
- Responsibilities: Ronald's key purpose is to oversee JumpBall basketball tournaments operations and community outreach programs. His job includes ensuring team structure, uniform distribution, and coordination of tournament locations.

Other business experience in the past three years:
- Employer: GT Transportation
- Title: Logistics
- Dates of Service: 2016-Present
- Responsibilities: Transporting of goods from local or nation-wide distribution centers.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California, USA: Tadarral Essix and Ronald Liggins.

OWNERSHIP AND CAPITALIZATION

Ownership

The Company has issued the following outstanding Membership interest:

Name of Member	Type of Security Held	% of Voting Power Prior to Offering
Tadarral Essix	LLC Membership Interest	100.0%

The Company does not have any debt outstanding.

Valuation

Based on the 20% ownership interest Offered for maximum $107,000 raise, the pre-Offering value ascribed to the Company is $428,000, which represents 80% of the post-Offering valuation of $535,000.

Following the Offering, the Purchasers will own 0.023% of the Company if the Minimum Amount of $10,000 is raised, and 20% if the Maximum Amount of $107,000 is raised.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

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Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 40,000 LLC Membership Units for up to $107,000. The Company is attempting to raise a minimum amount of $10,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 1, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a pro rata basis at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an

extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $10,000 from escrowand will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations. The minimum amount that a Purchaser may invest in the Offering is $200.00.

The Offering is being made through TycoonoInvest.com, the Intermediary. The following sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised in the Offering.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Voting and Other Rights

Holders of LLC Membership Units under this Offering have non-voting unit shares and may not vote to elect the board of managers and/or on matters of corporate policy. Members are entitled to receive distributions at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, members have rights to a company's assets only after creditors (including noteholders, if any) have been paid in full in accordance with the terms of their instruments.

Rights to Income and Losses
Members will share in the income and losses of the Company in proportion to their ownership interest.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, members would be entitled to share ratably in the Company's assets that are legally available for distribution to members after payment of liabilities.

Other Rights

Other than as set forth in any operating agreements and as described elsewhere herein, the Company's members have no preemptive or other rights to subscribe for additional membership units. All members are entitled to share equally on a unit-for-unit basis in any assets available for distribution to members upon our liquidation, dissolution or winding up. All outstanding membership units are, and all membership units sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son. sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD

SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER MATERIAL INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website: https://jumpballapparel.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tadarral Essix

Tadarral Essix

Founder, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Tadarral Essix

Tadarral Essix

Founder, CEO

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A: Financial Statements

Exhibit B: Video Transcript

Exhibit C: Reg CF Test-the-Waters Posting

EXHIBIT A

Financial Statements

I, the above-signed officer of JumpBall Apparel LLC, hereby certify that the financial condition of the Company expressed in this Offering is accurate, true and complete in all material respects. As this is a startup business, there are no financial statements to review. I certify that all statements of fact about the Company included in this Offering are accurate and complete to the best of my knowledge.

The following are forecasts of financial results for the first 3 years of operations.

Financial Ratio Forecasts (3rd Year Industry Comparison)	Forecasted Ratio	Industry Average
Current Ratio	37.25	2.40
% Profit Before Taxes/Tangible Net Worth	51.21	7.20
Debt/Worth	0.03	1.90

Financial Analysis Forecast	FY1	FY2	FY3
Total Revenue	$595,000	$1,190,000	$1,790,000
Total Operating Expenses	$72,448	$142,092	$209,706
Net Profit After Tax	$296,404	$595,473	$885,544
Debt	$0	$0	$0
Net Cash Flow	$279,054	$628,602	$922,835
Total Liabilities and Capital	$329,854	$952,376	$1,869,522
Net Worth	$314,237	$919,710	$1,820,254

Profit & Loss Forecast	FY1	FY2	FY3
Revenue			
Sales	$595,000	$1,190,000	$1,790,000
Other Income	$0	$0	$0
COGS	$210,547	$421,095	$648,142
Gross Profit	$384,453	$768,905	$1,141,858
Payroll Expenses			
Salaries	$0	$0	$0
Payroll Taxes and Benefit	$0	$0	$0
Operating Expenses			
Advertising	$2,800	$5,600	$8,400
Depreciation	$4,442	$6,080	$5,688
Interest Expense	$0	$0	$0
Legal and Accounting	$4,000	$8,000	$12,000
Marketing	$39,000	$78,000	$117,000
Supplies	$4,000	$8,000	$12,000
Taxes	$4,922	$9,844	$14,766
Telephone	$1,284	$2,568	$3,852
Tournament Fees	$5,000	$10,000	$15,000
Travel	$7,000	$14,000	$21,000
Totals			
Total Operating Expenses	$72,448	$142,092	$209,706
Earnings before Taxes	$312,004	$626,813	$932,152
Income Taxes	$15,600	$31,341	$46,608
Owners Draws/Dividends	$0	$0	$0
Retained earnings	$296,404	$595,473	$885,544

Video Transcript

Hello my name is Danny Essix Founder and CEO of JumpBall Apparel LLC here in San Diego the finest city. I was born in Delaware raised in Fort Lauderdale specifically Pompano. By the time I was 10 years old my life was turned upside down. Circumstances beyond our control left my brother and I to fend for ourselves. At 10 years old I truly became my brother's keeper.

Eventually we were separated and I became part of the foster care system. Stability was scarce and I was constantly searching for where I belonged ! Then one day I was introduced to the world of basketball. I was instantly drawn to the game. I connected to the technique, was inspired by it's competitive nature, but it was being part of a team that truly allowed me to soar !

I finally found where I belonged . So you see I eat , sleep, and breathe basketball. From behind the scenes to on the court. The tools I gained from playing and the structure and discipline it taught, bleed over into all aspects of my life... changed my entire trajectory....

I decided to create my own brand and start my own company. JumpBall was birthed from my love of the game , my love of basketball and a need I saw to have athletic apparel that represents my culture both on and off the court. I wanted to compete at the highest level with the top athletic apparel lines in the industry.

To create a brand that gives back to the community by using part of our proceeds to back our basketball youth programs. Giving kids, with similar stories like mine, the skills, safety, and opportunities they may not have had otherwise. And that is exactly what I am here to do!

Leading with excellence, JumpBall makes breathable, supportive, and UV protected basketball apparel. We don't follow trends, we set them with our unparalleled colorways that are bright and vibrant so our customers stand out in the crowd ! Snapbacks, fly kicks, joggers, and hoodies are just the tip of the iceberg. The catalog is continuously rotating and includes some incredible limited editions items as well.

We use a drop shipping model that connects directly to our manufacturer. This allows us to work completely online and with no inventory. Which means everything is made to order, creating apparel in real time!

Like we say on the court ... there is no I in T.E.A.M but Together Everyone Achieves More.... This is my business but I couldn't be where I am at without my starting line-up, my team! My Co-founder Ron , My Business advisor Diana, my media director Dawnielle, my Website Manager Liz, Instagram Email campaigns Stephan, Social Media Campaigns Preston, Ad Campaign manager Jared, and my landing page manager Marjorie. By raising this capital we will take JumpBall to another level . We are here to disrupt the industry. We are the New Breed of Basketball Athletic apparel!

JUMP IT UP WITH JUMPBALL APPAREL!

EXHIBIT C

Reg CF Test-the-Waters Posting

JumpBall Apparel LLC is currently in the TEST THE WATERS phase for Regulation Crowdfunding investments

JUMPBALL APPAREL

"New Breed" of athletic clothing for basketball enthusiasts around the world



📍 San Diego, CA

📊 Manufacturing | Retail

🌐 LinkedIn Facebook Instagram

Our mission is to be the premier provider of high-quality athletic apparel that enables basketball and other sports enthusiasts to express themselves as individuals and flourish within the worldwide sports community.

Terms

Equity	Member Units
Offering Type	Security
$2.68	**$200**
Price per Share	Min. Reservation
$428K	**TTW**
Pre-Money Valuation	Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through TycoonInvest Portal LLC

Reserving securities is simply an indication of interest that involves no obligation or commitment of any kind.

Opportunity   Offering Terms   Updates   Q&A

WHY INVEST IN JUMPBALL APPAREL?

- New, unique, fresh, and creative apparel made with the best material, structure support, dry-fit fabrics, UV protection, and unique style.

- Vast potential market of basketball and sports enthusiasts in the United States and abroad.

- Lean manufacturing and distribution capabilities to maximize responsiveness to market needs at a highly competitive cost.

- Diverse, well-connected team and distribution channel partners to facilitate market reach and ongoing customer engagement.

- Multiple revenue stream business model with estimated Year 3 net operating income of $923K on total revenue of $1.8 million.



MANAGEMENT TEAM

Danny Essix, Founder and CEO

A father and entrepreneur, Danny is the Founder and CEO of JumpBall Apparel, an urban basketball clothing line. His passion for the game and desire to revolutionize the game inspired him to create JumpBall Apparel. A brand that is rapidly growing to become a household name in the world of basketball fashion.

Danny's passion for the game started when he began playing organized basketball at age 8, and flourished on the journey to leading the high school team to the state championship. Danny was able to combine excellent grades with astounding athletic skills and abilities.

Danny also shares a love for culinary arts and the kitchen, working in over 50 different restaurants, and also mastering and developing his business side. The love for basketball never left him and drove him to blend his business skills with his love for basketball. The creation of JumpBall Apparel has provided a perfect blend of fashion and basketball, thanks to Danny's deep knowledge of the game and his passion for excellence.

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TYCOONINVEST

JumpBall Apparel LLC is currently in the TEST THE WATERS phase for Regulation Crowdfunding investments

JUMPBALL APPAREL

"New Breed" of athletic clothing for basketball enthusiasts around the world

TYCOONINVEST

RAISE CAPITAL   INVEST   REFER   BLOG   Register/Login



Equity	Member Units
Offering Type	Security
$2.68	**$200**
Price per Share	Min. Reservation
$428K	**TTW**
Pre-Money Valuation	Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through TycoonInvest Portal LLC

Reserving securities is simply an indication of interest that involves no obligation or commitment of any kind.

San Diego, CA

Manufacturing | Retail

Our mission is to be the premier provider of high-quality athletic apparel that enables basketball and other sports enthusiasts to express themselves as individuals and flourish within the worldwide sports community.



Opportunity   **Offering Terms**   Updates   Q&A

Offering Summary

Company: JumpBall Apparel LLC

Address: 1807 University Ave, San Diego, CA 92103

Minimum Investment: $200

Offering Minimum: $10,000

Offering Maximum: $107,000

Terms

Offering Type: Equity

Security: Membership Units

Price per Share: $2.68

Minimum Number of Units Offered: 3,732

Maximum Number of Units Offered: 40,000

Pre-Money Valuation: $428,000

SEC FILINGS

DURING THE TEST THE WATERS PHASE OF THIS REG CF OFFERING, NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. RESERVING SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


JumpBall Apparel LLC is currently in the TEST THE WATERS phase for Regulation Crowdfunding investments

JUMPBALL APPAREL

"New Breed" of athletic clothing for basketball enthusiasts around the world



San Diego, CA

Manufacturing | Retail

Our mission is to be the premier provider of high-quality athletic apparel that enables basketball and other sports enthusiasts to express themselves as individuals and flourish within the worldwide sports community.

Terms

Equity	Member Units
Offering Type	Security
$2.68	**$200**
Price per Share	Min. Reservation
$428K	**TTW**
Pre-Money Valuation	Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through TycoonoInvest Portal LLC

Reserving securities is simply an indication of interest that involves no obligation or commitment of any kind.

Opportunity	Offering Terms	Updates	Q&A

Updates

Follow JumpBall Apparel LLC to be notified of any future updates!



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JumpBall Apparel LLC is currently in the TEST THE WATERS phase for Regulation Crowdfunding investments

JUMPBALL APPAREL

"New Breed" of athletic clothing for basketball enthusiasts around the world



📍 San Diego, CA

🏢 Manufacturing | Retail

🌐  in  f  📷

Our mission is to be the premier provider of high-quality athletic apparel that enables basketball and other sports enthusiasts to express themselves as individuals and flourish within the worldwide sports community.

Terms

Equity	Member Units
Offering Type	Security
$2.68	**$200**
Price per Share	Min. Reservation
$428K	**TTW**
Pre-Money Valuation	Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through TycoonoInvest Portal LLC

Reserving securities is simply an indication of interest that involves no obligation or commitment of any kind.

Opportunity	Offering Terms	Updates	Q&A

Review for JumpBall Apparel

Posted by **COMPANY - Welcome to the JumpBall Apparel Q&A Section. Ask your questions to the company here, and a company representative will answer them.**

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